August 9, 2007

Via Edgar and Facsimile

Pamela A. Long
Matt Franker
United States Securities and Exchange Commission
Division of Corporate Finance
Mail Stop 7010
100 F Street, N.E.
Washington, D.C. 20549

Re:	Ad.Venture Partners, Inc. Form S-4 Registration Statement File No. 333-142319

Ladies and Gentlemen:

The undersigned registrant (the “Registrant”) hereby requests that the Securities and Exchange Commission (the “Commission”) take appropriate action to cause the above-referenced Registration Statement No. 333-142319 (the “Registration Statement”) to become effective at 4:45 p.m. Eastern Standard Time on August 9, 2007 or as soon thereafter as is practicable. The undersigned Registrant hereby acknowledges that:

▪	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

▪
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

▪
the Registrant may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

[signature follows]

Very truly yours,

Ad.Venture Partners, Inc.

By:          /s/ Ilan M. Slasky
Ilan M. Slasky
President

cc:	Kenneth Guernsey, Esq., Cooley Godward Kronish LLP Gian-Michele a Marca, Esq., Cooley Godward Kronish LLP Mark Selinger, Esq., McDermott Will & Emery LLP